UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Telecom Italia S.p.A.

(Name of Issuer)

Common Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Stefano Vincenzi

MEDIOBANCA S.p.A.

Piazza di Spagna, 15

00187 Rome, Italy

011.39.06.6795877

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Domenico Fanuele Shearman & Sterling LLP Via Borgognona, 47 00187 Rome, Italy

April 12, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 3)

SCHEDULE 13D

This Amendment No. 1 amends the Statement on Schedule 13D, dated October 31, 2006, (the “Statement on Schedule 13D”), filed by the Reporting Person, a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

Pirelli & C., Olimpia, Sintonia S.p.A. (a successor company of Edizione Holding) and Sintonia S.A. (formerly known as Edizione Finance) are members of a group with respect to the Telecom Italia Shares. (By virtue of the 2006 Shareholders Agreement, Assicurazioni Generali S.p.A. and the Reporting Person may also be deemed to be members of that group.) This Amendment constitutes a separate filing on Schedule 13D by the Reporting Person in accordance with Rule 13d-1(k)(2) under the Act. The Reporting Person is responsible solely for the information contained in its separate filing.

Items 2, 4 and 7 of the Statement on Schedule 13D are hereby amended and supplemented to add the following:

2.	Identity and Background

On December 7, 2006, two members of the board of directors of the Reporting Person, Mr. Roberto Colaninno and Mr. Cesare Geronzi, were convicted in the court of first instance of offenses in connection with the bankruptcy of companies of the Bagaglino/Italcase group. Mr Colaninno was convicted in the court of first instance of “simple bankruptcy” pursuant to Article 217 of the Italian Criminal Code and of “fraudulent bankruptcy” involving preferential treatment of selected creditors pursuant to Article 216 of the Italian Criminal Code. Mr. Geronzi was convicted in the court of first instance of “simple bankruptcy”. Both Mr. Colaninno and Mr. Geronzi have appealed their convictions. As required by Italian law, Mr. Colaninno and Mr. Geronzi were suspended from their positions as directors of the Reporting Person at the first board meeting held following the court’s decision. Italian law provides that the shareholders, at the next general meeting to be held following such suspension, may resolve either to dismiss the suspended directors or reinstate them to office pending final appeal of their convictions. Accordingly, the shareholders of the Reporting Person, at their general meeting held on January 29, 2007, voted in favor of the reinstatement of Mr. Colaninno and Mr. Geronzi as directors, pending final appeal of their convictions. In addition, a third member of the board, Mr. Gianluigi Gabetti, has been recently suspended from office as director as a result of a decision by the Consob, the Italian financial market authority, to ban him from acting as a company director for six months starting from February 13, 2007. The Consob decision related to Mr. Gabetti’s alleged provision of false information to the market in his capacity as chairman of the board of directors of IFIL S.p.A. Mr. Gabetti has commenced administrative and other proceedings in the Italian courts to challenge the ban and, on April 4, 2007, the Court of Appeal of Turin suspended the ban issued by Consob, pending resolutions on the merits.

4.	Purpose of Transaction.

On April 10, 2007, upon request by Consob, the Reporting Person issued a press release announcing that it is in exploratory and general discussions with several potential investors with respect to the possible disposal of a majority stake in Olimpia, but that at the present time no indication may be given of what the outcome of such talks might be. A copy of the press release is attached as Exhibit 3.

7.	Materials to be Filed as Exhibits.
Exhibit 3:	Press Release, dated as of April 10, 2007 – Statement about Olimpia.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2007

/s/ Stefano Vincenzi
Signature

Stefano Vincenzi
Director of Compliance

Name/Title

/s/ Cristiana Vibaldi
Signature

Cristiana Vibaldi
Middle Manager - Authorized Signatory

Name/Title

Exhibit No.	Description

Exhibit 3	Press Release, dated as of April 10, 2007 – Statement about Olimpia.

Exhibit 3

PRESS RELEASE FROM MEDIOBANCA S.p.A.

STATEMENT ABOUT OLIMPIA

Milan, 10 April 2007 – Regarding the possible disposal of a majority stake in Olimpia, as requested by Consob, Mediobanca hereby announces that it is in exploratory and general discussions with several potential investors, but that at the present time no indication may be given of what the outcome of such talks might be. Any concrete developments will be disclosed to the market.